For release at 6:30 a.m.
Contact:

Robert F. Doman, President & CEO — 978.909.2216
Richard Christopher, VP Finance & CFO — 978.909.2211
Chad Rubin, Investor Relations Contact, The Trout Group LLC — 646.378.2947
Cory Tromblee, Media Contact, MacDougall Biomedical Communications — 781.235.3060
DUSA Pharmaceuticals Reports
Second Quarter 2011 Corporate Highlights and Financial Results
Quarterly Domestic Kerastick® revenues up 21% year-over-year;
Company generates significant improvement in cash flow
Conference call and audio webcast will be held today, August 2nd, at 8:30 a.m. EDT
WILMINGTON, Mass. — August 2, 2011 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® Photodynamic Therapy (PDT) and other products focused on patients with common skin conditions, reported today its corporate highlights and financial results for the second quarter ended June 30, 2011.
Financial highlights for the second quarter include:
•	Domestic Kerastick® revenues totaled $9.1 million for the second quarter of 2011, representing a $1.6 million, or 21%, improvement year-over-year.

•	GAAP net income was $1.1 million for the second quarter of 2011, representing year-over-year improvement of $0.9 million.

•	Non-GAAP net income was $2.4 million for the second quarter of 2011, representing year-over-year improvement of $1.7 million. Please refer to the section entitled “Use of Non-GAAP Financial Measures” included at the end of this release.

•	The Company generated $3.1 million in positive cash flow (change in cash and cash equivalents and marketable securities) during the second quarter of 2011.
Management Comments:
“Continued growth in our core business revenue during the second quarter has driven significant income and cash flow improvement year-over-year,” stated Robert Doman, President and CEO. “Our second quarter Kerastick® revenue growth of 21% reflects a continuation of the dynamic growth we have experienced over the past few years. The growth rate is even more impressive when taking into consideration that our Kerastick® sales volumes in the prior year quarter were positively impacted by a price increase, which we did not have this year.”
“Our non-GAAP income of $4.2 million through the first half of 2011 matches our total for all of 2010; while positive cash flow of $4.5 million through the first half of 2011 exceeds our full year 2010 cash flow by more than 50%,” continued Doman.

“Over the second half of 2011, we intend to build upon our strong year-to-date financial performance, and further leverage our growth potential. We also look forward to the initiation of our Phase 2 clinical trial of Levulan® PDT to, among other things, investigate the potential for Levulan® to reduce the occurrence rate of actinic keratoses on the face and scalp,” concluded Doman.
Second Quarter 2011 Financial Results:
Total product revenues were $9.8 million in the second quarter of 2011, an increase of $1.1 million, or 12%, from $8.7 million in the second quarter of 2010. PDT revenues totaled $9.7 million, an increase of $1.3 million, or 15%, from $8.4 million for the comparable 2010 period. The increase in PDT revenues was attributable to a $1.2 million increase in Kerastick® revenues. The Kerastick® revenue improvement was driven by a $1.6 million, or 21%, increase in domestic Kerastick® revenue which was the result of a 12% increase in volume and an 8% increase in price. The Company instituted a 5% domestic price increase on May 1, 2010, which we believe positively impacted Kerastick® sales volumes in the prior year quarter. Overall Kerastick® sales volumes increased to 65,706 in the second quarter of 2011 from 61,778 units sold in the comparable 2010 period. Domestic Kerastick® sales volumes increased by 6,720 units and were partially offset by a 2,792 unit decrease in our international sales volumes. BLU-U® revenues were relatively flat year-over-year as lower sales volumes were fully offset by an increase in our average unit selling price. There were 56 units sold during the second quarter, as compared to the 63 units sold in the comparable prior year quarter. Non-PDT revenues were $0.1 million for the quarter, down $0.2 million year-over-year.
DUSA’s net income on a GAAP basis for the second quarter of 2011 was $1.1 million, or $0.04 per common share on a diluted basis, compared to net income of $0.2 million, or $0.01 per common share on a diluted basis, in the second quarter of 2010. Net income on a GAAP basis for the three-month period ended June 30, 2011 includes $0.8 million related to the gain on the sale of the intangible assets relating to Nicomide®.
Please refer to the section entitled “Use of Non-GAAP Financial Measures” and the accompanying financial table included at the end of this release for a reconciliation of GAAP to non-GAAP results for the three and six-month periods ended June 30, 2011 and 2010, respectively.
DUSA’s non-GAAP net income for the second quarter of 2011 was $2.4 million, or $0.09 per common share on a diluted basis, compared to net income of $0.6 million, or $0.03 per common share on a diluted basis, in the prior year period. The improvement in the Company’s profitability was primarily the result of the year-over-year increase in our PDT revenues and the proceeds from the sale of the intangible assets relating to Nicomide®, which were partially offset by an increase in our operating costs.
First Half 2011 Financial Results:
Total product revenues for the six-month period ended June 30, 2011 were $20.8 million, an increase of $3.4 million, or 20%, from $17.4 million in the comparable prior year period. PDT revenues totaled $20.7 million, an increase of $3.9 million, or 24%, from $16.7 million for the comparable 2010 period. The increase in PDT revenues was attributable to a $3.9 million increase in Kerastick® revenues. The Kerastick® revenue improvement was driven by a $4.2 million, or 28%, increase in domestic Kerastick® revenue which was the result of a 17% increase in volume and a 10% increase in price. Overall Kerastick® sales volumes increased to 140,919 units in 2011 from 123,200 units sold in 2010. Domestic Kerastick® sales volumes increased by 19,542 units, or 17%, and were partially offset by a 1,823 decrease in our international sales volumes. BLU-U® revenues were relatively flat year-over-year as lower sales volumes were fully offset by an increase in our average unit selling price. There were 120 units sold during the first half of 2011, as compared to the 140 units sold in the comparable prior year period. The prior year volume was positively impacted by incentive pricing offered to customers in an effort to sell off existing BLU-U® inventory in advance of the introduction of the upgraded design which became available in April 2010. Non-PDT revenues totaled $0.2 million down $0.5 million from the prior year period due to lower product sales volumes and the absence of AVAR® product line royalties.
DUSA’s net income on a GAAP basis for the six-month period ended June 30, 2011 was $0.5 million, or $0.02 per common share on a diluted basis, compared to a net loss of $0.2 million, or $0.01 per common share in 2010 on a diluted basis. Net income on a GAAP basis for the six-month period ended June 30, 2011 includes $0.8 million related to the gain on the sale of the intangible assets relating to Nicomide®.
DUSA’s non-GAAP net income for the six-month period ended June 30, 2011 was $4.2 million, or $0.16 per common share on a diluted basis, compared to net income of $0.6 million, or $0.03 per common share on a diluted basis in 2010. The improvement in the Company’s non-GAAP profitability was primarily the result of the year-over-year increase in our PDT revenues and the proceeds from the sale of the intangible assets relating to Nicomide®, which were partially offset by an increase in our operating costs.
As of June 30, 2011, total cash, cash equivalents, and marketable securities were $24.1 million, compared to $19.6 million at December 31, 2010. The Company generated $4.5 million in positive cash flow (change in cash and cash equivalents and marketable securities) during the first half of 2011.
Other updates:
o	The Company plans on initiating an exploratory DUSA-sponsored clinical trial designed to study the broad area application and/or short drug incubation, or BASDI, method of using the Levulan® Kerastick® in the second half of 2011. We have finalized the design of the study and are in the process of selecting the clinical sites. The protocol objectives are to compare the safety and efficacy of various incubation times (1, 2, or 3 hours) of Levulan® plus BLU-U® PDT versus vehicle plus BLU-U® for the treatment of multiple actinic keratoses (AKs) of the face or scalp and to investigate the potential to reduce the occurrence rate of AKs in the treatment areas.

o	On June 30, 2011, the Company sold the patent which covers Nicomide®, together with the trademarks Nicomide® and Nicomide-T®, and related domain names to Acella Pharmaceuticals, LLC for cash consideration, which was paid on the closing of the transaction and resulted in a $750,000 gain this quarter.

Conference Call and Audio Webcast Details and Dial-in Information:
In conjunction with this announcement, DUSA will host a conference call and audio webcast today:
Tuesday, August 2, 2011 — 8:30 a.m. EDT
North American callers dial:
877-645-6210
International callers dial:
970-315-0447
Participant Conference ID: 85095288
To access the call online via webcast, please click here, or visit http://bit.ly/pD5Rok.
A telephone replay will be available shortly after the live call concludes. To access the replay, dial 855-859-2056 (North American callers) or 404-537-3406 (International callers). The telephone replay and webcast will also be accessible on the investors section of our website approximately six hours following the call at www.dusapharma.com.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:
Revenues for the three and six-month periods were comprised of the following:

	Three-months ended June 30,		Six-months ended June 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
PDT Drug & Device Product Revenues
Kerastick® Product Revenues:
United States	$9,136,000	$7,568,000	$19,323,000	$15,117,000
Canada	—	169,000	183,000	225,000
Korea	83,000	104,000	199,000	213,000
Rest of World	—	132,000	8,000	219,000

Subtotal Kerastick® Product Revenues	9,219,000	7,973,000	19,713,000	15,774,000
BLU-U® Product Revenues:
United States	452,000	438,000	940,000	928,000
Canada	—	—	—	5,000

Subtotal BLU-U® Product Revenues	452,000	438,000	940,000	933,000

Total PDT Drug & Device Product Revenues	9,671,000	8,411,000	20,653,000	16,707,000

Total Non-PDT Product Revenues	92,000	290,000	192,000	708,000

TOTAL PRODUCT REVENUES	$9,763,000	$8,701,000	$20,845,000	$17,415,000

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2011	2010
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$20,742,907	$8,884,402
Marketable securities	3,378,403	10,762,559
Accounts receivable, net	2,157,047	3,311,467
Inventory	2,985,693	2,165,220
Prepaid and other current assets	1,121,303	1,344,062

TOTAL CURRENT ASSETS	30,385,353	26,467,710
Restricted cash	175,306	174,753
Property, plant and equipment, net	1,575,680	1,582,777
Deferred charges and other assets	66,333	68,099

TOTAL ASSETS	$32,202,672	$28,293,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,128,250	$162,742
Accrued compensation	788,790	2,243,997
Other accrued expenses	2,572,295	2,348,838
Deferred revenue	601,814	712,338

TOTAL CURRENT LIABILITIES	5,091,149	5,467,915
Deferred revenues	1,822,628	1,917,237
Warrant liability	4,267,923	1,203,553
Other liabilities	166,412	181,153

TOTAL LIABILITIES	11,348,112	8,769,858

SHAREHOLDERS’ EQUITY
Capital stock
Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. Issued and outstanding: 24,649,364 and 24,239,365 shares of common stock, no par, at June 30, 2011 and December 31, 2010, respectively	151,985,400	151,703,468
Additional paid-in capital	9,971,055	9,399,434
Accumulated deficit	(141,150,905)	(141,656,600)
Accumulated other comprehensive loss	49,010	77,179

TOTAL SHAREHOLDERS’ EQUITY	20,854,560	19,523,481

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$32,202,672	$28,293,339

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Statement of Operations

	Three-months ended June 30,		Six-months ended June 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Product revenues	$9,762,822	$8,700,937	$20,844,886	$17,414,817
Cost of product revenues and royalties	1,594,189	1,782,108	3,354,559	3,600,293

Gross margin	8,168,633	6,918,829	17,490,327	13,814,524
Operating costs:
Research and development	1,108,774	1,250,411	2,432,418	2,360,078
Marketing and sales	3,288,573	3,137,985	7,261,797	6,751,784
General and administrative	2,554,787	2,247,066	5,012,034	4,710,230
Gain on sale of assets	(750,000)	—	(750,000)	—

Total operating costs	6,202,134	6,635,462	13,956,249	13,822,092

Income/(loss) from operations	1,966,499	283,367	3,534,078	(7,568)

Other income:
Loss on change in fair value of warrants	(875,437)	(157,015)	(3,064,370)	(356,290)
Other income, net	19,533	61,842	35,987	127,569

Net income/(loss)	$1,110,595	$188,194	$505,695	$(236,289)

Basic net income/(loss) per common share	$0.05	$0.01	$0.02	$(0.01)

Diluted net income/(loss) per common share	$0.04	$0.01	$0.02	$(0.01)

Weighted average number of basic common shares	24,539,627	24,187,569	24,412,221	24,155,194

Weighted average number of diluted common shares	26,813,329	24,566,476	26,334,058	24,155,194

Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude certain items including share-based compensation expense, consideration provided to the former Sirius shareholders, and the change in fair value of warrants. The Company believes that this presentation is useful to help investors better understand DUSA’s financial performance and competitive position. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business, evaluate DUSA’s performance, and incentivize employees. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation, or as superior to, or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.
Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	Three-months ended June 30,		Six-months ended June 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income/(loss)	$1,110,595	$188,194	$505,695	$(236,289)
Share-based compensation (a)	374,972	276,254	571,621	488,031
Consideration to former Sirius shareholders (b)	4,500	4,500	9,000	9,000
Change in fair value of warrants (c)	875,437	157,015	3,064,370	356,290

Non-GAAP adjusted net income	$2,365,504	$625,963	$4,150,686	$617,032

Non-GAAP basic net income per common share	$0.10	$0.03	$0.17	$0.03

Non-GAAP diluted net income per common share	$0.09	$0.03	$0.16	$0.03

Weighted average number of basic common shares	24,539,627	24,187,569	24,412,221	24,155,194

Weighted average number of diluted common shares	26,813,329	24,566,476	26,334,058	24,155,194

(a)	Share-based compensation expense based on the fair value of the awards granted to employees.

(b)	Accretion of milestone related to Sirius Laboratories acquisition.

(c)	Non-cash loss on change in fair value of warrants.

About DUSA Pharmaceuticals
DUSA Pharmaceuticals, Inc. is an integrated dermatology pharmaceutical company focused primarily on the development and marketing of its Levulan® PDT technology platform, and other dermatology products. Levulan® Kerastick® for topical solution plus DUSA’s BLU-U® Blue Light Photodynamic Therapy Illuminator is currently approved for the treatment of minimally to moderately thick actinic keratoses (AKs) of the face or scalp. DUSA also sells other dermatology products, including ClindaReach®. DUSA is based in Wilmington, Mass. Please visit our website at www.dusapharma.com.
Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to management’s intentions to build on financial performance, belief concerning the impact of a price increase, expectations concerning initiation of a BASDI clinical study and timing thereof, and management’s beliefs concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, marketing of competitive products, actions by health regulatory authorities, clinical trial risks, expenses and results, changing economic conditions, the status of our patent portfolio, reliance on third parties, including sole source vendors, sufficient funding, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2010.
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